August 23, 2019

George Scangos, Ph.D.
President and Chief Executive Officer
Vir Biotechnology, Inc.
499 Illinois Street, Suite 500
San Francisco, California 94158

       Re: Vir Biotechnology, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 7, 2019
           CIK No. 0001706431

Dear Dr. Scangos:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted August 7, 2019

Prospectus Summary
Our Development Pipeline, page 2

1. We note your revisions in response to our prior comment 8. Please also revise your description of the initial data from the clinical study of VIR-2218 in the Summary to disclose the number of patients that have received VIR-2218 as a treatment. In addition, please revise your description of the initial data throughout the prospectus to disclose not only the reduction in HBsAg, but the baseline levels of HBsAg in treated patients, since the FDA accepts levels of HBsAg less than 0.05 IU/ml as demonstrating a functional cure.
 George Scangos, Ph.D.
FirstName LastNameGeorge Scangos, Ph.D.
Vir Biotechnology, Inc.
Comapany NameVir Biotechnology, Inc.
August 23, 2019
Page 2
August 23, 2019 Page 2
FirstName LastName
Business
Our Corporate History, page 96

2. We note your response to our prior comment 6. Since you are not involved in the clinical development of mAb114 and you determined not to pursue a sublicense opportunity to develop mAb114 in collaboration with the NIH , please remove from your corporate timelines on pages 76 and 96 the start of Phase 2/3 clinical trials for mAb114. We would not object to including a marker in the timeline for when mAb114 was identified with additional disclosure regarding your collaboration with the NIH.
       You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Healthcare & Insurance
cc:      Laura Berezin - Cooley LLP